Contact

www.linkedin.com/in/themurfman
(LinkedIn)
www.softura.com (Company)

Top Skills

Web Applications

Offshore Software Development

Web Development

Mark Murphy

Helping Companies Transform. It is not the large beating the small but the fast beating the slow

Detroit Metropolitan Area

Summary

Mark Murphy (a.k.a. Murf) is a high tech serial entrepreneur. He's currently involved in a number of startups that are launching later this year as well as is CEO of Softura.

We help our customers be successful using
Digital Transformation
Machine Learning and Artificial intelligence
IOT, IIOT, Bots
Custom software applications
Mobile applications

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Experience

Softura
President and CEO
1997 - Present (26 years)
Farmington Hills, Michigan, United States

Onshore and Offshore Software Development, Web Development, Application Development, Handheld Software Development, Ipad and Iphone development, Custom Software

FutureSoftIT
Executive
May 2016 - Present (7 years 8 months)

Virtual Systems
CEO
1989 - 1997 (8 years)
Novi, Michigan, United States

Retail Software Development, custom software development, offshore software development, Application development

Spring Arbor Distributors

Retail Solutions - Programmer
1989 - 1991 (2 years)

Retail and custom software development

Flexben
IT - Software Developer
1985 - 1989 (4 years)

Software Application Developer

Santa Fe Communications
PM & Grip
1985 - 1986 (1 year)

Grip

Education

Albion College
BS, Business and Economics · (1979 - 1983)

andover high school
 · (1976 - 1979)